Cracker Barrel Old Country Store, Inc.

305 Hartmann Drive

Lebanon, Tennessee 37087

September 19, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Peggy Kim, Special Counsel

Re:	Cracker Barrel Old Country Store, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 5, 2013
File No. 1-25225

Dear Ms. Kim:

On behalf of Cracker Barrel Old Country Store, Inc. (the “Company”), please find below the responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 13, 2013 (the “Comment Letter”), concerning the Company’s Preliminary Proxy Statement on Schedule 14A filed on September 5, 2013 (the “Preliminary Proxy Statement”). In addition, we are filing herewith a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Preliminary Proxy Statement”) to reflect amendments to the Preliminary Proxy Statement that address the Staff’s comments contained in the Comment Letter, as well as to supplement certain disclosures in the Preliminary Proxy Statement.

For your convenience, we have included the text of the Staff’s comments preceding each of the Company’s responses. Set forth below are the Company’s responses to the comments presented in the Comment Letter.

Preliminary Proxy Statement filed September 5, 2013

1.	We note that proxies may be solicited by mail, by telephone, via the Internet, press releases or advertisements, or in-person. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Securities and Exchange Commission

September 19, 2013

Response:

The Company hereby confirms its understanding that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A.

2.	We note that you disclose the methods by which your directors and employees may solicit proxies. Please revise to disclose each of the methods employed and to be employed, including how MacKenzie or any other persons will solicit shareholders. Please refer to Item 4(b) of Schedule 14A.

Response:

The Company has revised the Preliminary Proxy Statement to disclose the methods employed and to be employed, including how MacKenzie or any other persons will solicit shareholders. Please see page 2 of the Revised Preliminary Proxy Statement.

3.	Please fill in the amount that has been incurred to date as this amount is known. Refer to Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A.

Response:

The Company has revised the Preliminary Proxy Statement to fill in the amount that has been incurred to date. Please see page 2 of the Revised Preliminary Proxy Statement.

4.	In the first full paragraph on page 44, please revise to clarify that a control premium is not required to be offered to all of the Company’s shareholders.

Response:

The Company has deleted the reference to the control premium on page 44 of the Revised Preliminary Proxy Statement.

5.	In the second paragraph on page 45, please revise to describe the “strong financial and operational performance in 2013” and the “substantial changes made to the composition of the Company’s management and the Board since 2011.”

Response:

The Company has revised the Preliminary Proxy Statement to describe the “strong financial and operational performance in 2013” and the “substantial changes made to the composition of the Company’s management and the Board since 2011.” Please see page 45 of the Revised Preliminary Proxy Statement.

6.

We note the registrant reserves the right to vote for unidentified substitute nominees. Please confirm for us that should the registrant nominate substitute nominees before the meeting, the registrant will file an amended proxy statement

Securities and Exchange Commission

September 19, 2013

that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response:

The Company confirms that, should it nominate substitute nominees before the meeting, it will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing. The Company additionally acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

Securities and Exchange Commission

September 19, 2013

If you have any questions, please do not hesitate to contact the undersigned at (615) 235-4006 or the Company’s outside counsel at Bass, Berry & Sims PLC, Howard H. Lamar III at (615) 742-6209 or Scott W. Bell at (615) 742-7942. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Michael J. Zylstra
Michael J. Zylstra, Esq. Vice President, Secretary and General Counsel

cc:

Howard H. Lamar III

Scott W. Bell

Bass, Berry & Sims PLC

Steven A. Rosenblum

Eric S. Robinson

Wachtell, Lipton, Rosen & Katz